UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Herb & Olive LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Oregon

> *Date of organization*
> April 3, 2019

Physical address of issuer
14495 Fosberg Road, Lake Oswego, OR 97035

Website of issuer
https://www.herb-olive.com/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Issuer will shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000

Deadline to reach the target offering amount
June 6, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline and the Company has not conducted any Intermediate Closings before then, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (December 31, 2019)**
Total Assets	$23,848.98	$17,222.60
Cash & Cash Equivalents	$11,403.38	$3,985.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$40,289.91	$30,644.54
Long-term Debt	$47,123.46	$1,000.00
Revenues/Sales	$16,778.30	$3,530.00
Cost of Goods Sold	$25,632.34	$26,416.00
Taxes Paid	$0.00	$0.00
Net Income	-$8,854.04	-$22,886.00

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 19, 2022

FORM C/A

Up to $250,000

Herb & Olive LLC



Crowd Notes

Explanatory Note

Herb & Olive LLC., (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on January 3, 2022. This Amendment is filed to update product and market information in Exhibit B, the company summary.

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Herb & Olive LLC, an Oregon Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering and a number of Crowd Notes equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.herb-olive.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may

terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is January 19, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN

AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.herb-olive.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Herb & Olive LLC (the "Company") is an Oregon Limited Liability Company, formed on April 3, 2019. The Company was formerly known as Blume LLC.

The Company is located at 14495 Fosberg Road, Lake Oswego, OR 97035.

The Company's website is https://www.herb-olive.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Herb & Olive makes specialty organic extra virgin olive oil and CBD products. The Company sells its product through retail stores that it partners with and direct-to-consumer ecommerce sales.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 6, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The market for CBD products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and large companies. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing health and wellness products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide recycled glass bottles, bar tops, labels, organic extra virgin olive oil and organic whole hemp CBD.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide recycled glass bottles, bar tops, labels, organic extra virgin olive oil and organic whole hemp CBD which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular recycled glass bottles, bar tops, labels, organic extra virgin olive oil and organic whole hemp CBD. By raising this capital, one of the Company's objectives is to go straight to the source for our glass and bar tops, which will require higher minimum purchases. We estimate that by doing so, we will save significantly on these costs and shipping in the future.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of olive oil, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence. We have access to many tons of organic extra virgin olive oil in three varietals. We are currently only selling one varietal, all of which are single origin and single varietal. We believe this is unique for an olive oil producer in the U.S., which we hope will serve as a competitive advantage.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issues in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on David Zimmerman who is President and Founder of the Company. The Company has or intends to enter into employment agreements with David Zimmerman although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of David Zimmerman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David Zimmerman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of David Zimmerman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will

13

not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings that may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as glass jars and packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

CBD-infused products companies are subject to regulatory risks.
CBD-infused products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the U.S. Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD-infused products companies. Such regulatory action could have a material adverse effect on our Company.

CBD-infused products may be shown to have negative health and/or safety impacts upon consumers.
The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

The FDA has not approved a marketing application for CBD for the treatment of any disease or condition. The only FDA-approved health use of CBD is the seizure drug Epidiolex. In deference to the FDA's position, various states and municipalities have declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory stance will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

Hemp and CBD-infused products are illegal if they exceed 0.3% THC.
Hemp and CBD-infused products which exceed a THC concentration of 0.3% are illegal. Any failure to keep the THC concentration in hemp or CBD-infused products below 0.3% could subject us to action by regulatory authorities and/or to lawsuits by consumers, which could have a material adverse effect upon our Company's business. In addition, the approval of medical and recreational marijuana by many states has created a situation in which it may be difficult or impossible for regulators and courts to determine whether the THC levels reflected in consumers' blood tests are the result of CBD-infused products or THC-infused products. This may result in regulatory actions or lawsuits that could have a material adverse effect upon our Company's business. Also, certain hemp products may, over time, gradually increase their THC concentration, and this may ultimately cause such products to exceed the 0.3% THC concentration level, making such products illegal in certain jurisdictions. If this happens, we could be subject to regulatory action that could have a material adverse effect upon our Company.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products.
The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental

organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with, or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness, or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the U.S., are subject to regulation by various federal, state, provincial and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions that could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our manufacturing facility is subject to FDA regulations.
Manufacturers of tobacco and/or cannabis or cannabis related products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

A hemp crop can accidentally start growing marijuana.
Unexpected pollination can easily happen in outdoor fields, given cannabis plants can, given the opportunity, grow abundantly in the wild and their pollen can travel for significant distances.

The extraction process for CBD and THC is essentially the same.
As a consequence, CBD can be contaminated with THC, chemical solvents or pesticides if the extraction process is done improperly.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 92% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Herb & Olive makes specialty organic extra virgin olive oil and CBD products. The Company sells its product through retail stores that it partners with and direct-to-consumer ecommerce sales.

Business Plan

Herb & Olive is a health and wellness company whose first products in the market are specialty organic extra virgin olive oil products. The Company focuses on choosing high-quality ingredients, while also selecting from sustainable sources. The Company works with small family farms in the U.S., who prioritize not using chemicals or harsh solvents when extracting CBD. Herb & Olive's founder started the business to create a product he would ingest himself, as he overcame a debilitating Crohn's Disease diagnosis. Given the founder's backstory and mission, the Company requires a high-level of research and testing into every raw ingredient. Herb & Olive sells direct-to-consumer via ecommerce and through retail partners. The Company has worked with social media influencers, chefs, home cooks, photographers, and collaborates on events and dinners to market the brand.

History of the Business

The Company was formed as an Oregon Limited Liability Company on April 3, 2019. The Company was formerly known as Blume LLC.

The Company's Products and/or Services

Product / Service	Description	Current Market
Organic Extra Virgin Olive Oil	Single varietal, single origin organic extra virgin olive oil from Northern California. This is a health food and versatile high-end cooking product.	Millennials that are wellness conscious, care about sustainability and the environment and love beautifully designed products.
Organic Extra Virgin Olive Oil with CBD	This product uses the same Organic EVOO base, and pairs it with high quality organic, full spectrum, whole	Millennials that are wellness conscious, care about sustainability and the

	hemp CBD from Northern Oregon. This CBD is unique, because it is grown on a regenerative farm, and unlike the majority of CBD brands on the market, isn't extracted using any chemicals or harsh solvents.	environment and love beautifully designed products.

We hope to grow Herb & Olive to a much larger health and wellness company that supports natural wellness and healing for all. Potential products could include herbs, tinctures, infused olive oils, teas, and much more.

We are an omnichannel brand and sell via retail and our own ecommerce site https://www.herb-olive.com. In addition to cultivating retail relationships directly, we work with a Faire and Bulletin, which helps us access additional interested retail partners. Finally, we are focused on onboarding a distributor to help us grow our retail presence.

Competition

The Company's primary competitors are Brightland, Wonder Valley, Olive Grove and Potli.

We compete most directly with other companies that offer Millennial-friendly olive oil products that are marketed as having wellness benefits. We believe that the primary features where companies compete in this market is on price, organic ingredients, level of polyphenols, and type of olive. We aim to differentiate with our organic ingredients and our use of single varietal olive oils.

Customer Base

Our customers include Millennials that are wellness conscious, care about sustainability and the environment, enjoy digitally friendly products that look good on social media, and are foodies.

Intellectual Property

The Company is dependent on the following intellectual property:

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
97105493	IC 46: Olive oil for food	Herb & Olive	11/2/21	Pending	U.S.

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state, and local laws and regulations. Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 14495 Fosberg Road, Lake Oswego, OR 97035.

The Company conducts business across the U.S. and sells internationally through the distributor Mayple.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Hiring/Employees	0.00%	$0	35.00%	$87,500
Bulk Ordering	0.00%	$0	25.00%	$62,500
Marketing	0.00%	$0	15.00%	$37,500
Work Space	0.00%	$0	15.00%	$37,500
General Working Capital	95.00%	$47,500	5.00%	$12,500
Total	**100%**	**$50,000**	**100%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering. The Intermediary will also receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Name	Herb & Olive Positions	Employment History for Past Three Years	Education & Qualifications
David Zimmerman	Founder and President	Herb & Olive President and Founder April 2019 – Present Business operations, marketing, product procurement, partnerships, managing contractors. BCG Digital Ventures Senior Product Manager January 2015 – April 2019 Led teams of up to 15 people to ideate, build and scale products for fortune 500 companies.	BSBA Marketing University of Denver

Employees

The Company currently has 0 employees.

The Company does not have employment/labor agreements in place with any of its employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Crowd Notes issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100%

Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The LLC Membership Interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Ownership

The company is owned by early employees/co-founders, David Zimmerman, Peter Kemper, and William Blonna.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Zimmerman	92%

The Company has not conducted any other exempt offerings.

The Company has the following debt outstanding, as of November 2021:

Type of debt	Loan from owner
Name of creditor	David Zimmerman
Amount outstanding	$61,673
Interest rate and payment schedule	0%
Other material terms	These are funds that have come from the Founder and President David Zimmerman to fund the business. There is no specific payment schedule, and he will be repaid at a future date

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$16,778	-$8,854.04	$0

Operations

The Company has been self-funded to date by the Founder and President David Zimmerman. The challenges the Company has faced revolve around scaling production and marketing. The Company will utilize funds from this Offering to increase marketing and manufacturing efforts.

More specifically, we plan to use funds towards the following:

- Partner with a retail sales company to increase our retail presence
- Partner with social media influencers, chefs, and other personalities to expand our brand awareness.
- Build our SEO strategy.
- Run advertisements to drive traffic to the website.
- Scale up Amazon selling.
- Scale international opportunities.
- Ability to purchase larger quantities of raw materials at a discount, and potentially go straight to the source for our glass.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

The Offering proceeds are important to the Company's operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of the company's next milestones and expedite the realization of its business plan. The Offering proceeds will have a beneficial effect on its liquidity, which will be augmented by the Offering proceeds and used to execute its business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 6, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Interests, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but receives company equity at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our Company and you as an investor.

Valuation Cap

$1,500,000.00

Discount Rate

20%

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into membership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into membership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2x) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred interests in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred interests that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Interests, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred interests that is identical in all respects to the shares of preferred interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Interests), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series interestholders will grant their vote on any matter that is submitted to a vote or for the consent of the interestholders of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series interestholders will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital interests of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of preferred interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our membership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series interestholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company has an operating agreement in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Type of transaction	Loan
Date of Transaction	2020-2021
Related Party	David Zimmerman
Benefit Received by the Related Party	There is no interest rate on the funds provided to the company from Zimmerman. He is funding the company on an as needed basis and will get repaid at a future date.
Benefit Received by the Company	Operating capital
Other material terms	N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Zimmerman
(Signature)

David Zimmerman
(Name)

President / Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/David Zimmerman
(Signature)

David Zimmerman
(Name)

President / Founder
(Title)

January 19, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, David Zimmerman, being the founder of Herb & Olive LLC, a limited liability company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), member's equity and cash flows for the year ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) Any tax return information in the Financial Statements reflects accurately the information that has been reported in tax returns for 2019 and 2020.

/s/David Zimmerman
(Signature)

David Zimmerman
(Name)

Founder and President
(Title)

January 19, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a consumer goods product including, but not limited to, the need for protection of proprietary cooking and manufacturing techniques, dependence on key personnel, reliance on agreements with wholesalers, a competitive landscape, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue upon delivery of its products to end customers (direct-to-consumer sales) or wholesale to retailers (like specialty retailers).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Fixed Assets and Intangible Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more.

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When assets are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company is taxed as a Delaware C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Commitments and Contingencies

Legal Matters

The Company is not currently involved in or aware of threats of any litigation.

Subsequent Events

Anticipated Crowdfunded Offering

The Company anticipates offering (the "Crowdfunded Offering") Crowd Notes for up to $250,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made via MicroVentures, (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Herb & Olive

Profit and Loss
September - December, 2019

	TOTAL
Income	
Interest Earned	200.00
Sales	3,330.00
Total Income	**$3,530.00**
GROSS PROFIT	**$3,530.00**
Expenses	
Office/General Operating Expenses	0.00
Amortization Expense	330.00
Bank Charges & Fees	0.00
Car & Truck	0.00
Auto - Fuel	598.77
Auto - Lease Payment	5,280.00
Total Car & Truck	**5,878.77**
Dues & subscriptions	119.88
Insurance	0.00
Auto - Insurance	1,863.60
Insurance - Health	2,195.61
Total Insurance	**4,059.21**
Internet Expense	755.00
Printing Expense	218.00
Rent & Lease	13,920.00
Supplies & Materials	0.00
Research Costs	487.14
Total Supplies & Materials	**487.14**
Website Expense	648.00
Total Office/General Operating Expenses	**26,416.00**
Total Expenses	**$26,416.00**
NET OPERATING INCOME	**$ -22,886.00**
NET INCOME	**$ -22,886.00**

Herb & Olive

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	16,778.30
Total Income	**$16,778.30**
GROSS PROFIT	**$16,778.30**
Expenses	
Advertising & Marketing	662.36
Amortization Expense	792.00
Auto - Fuel	801.72
Bank Charges & Fees	12.00
Dues & subscriptions	0.00
Email Subscription	29.90
Total Dues & subscriptions	**29.90**
Insurance - Health	2,431.09
Job Supplies & Materials	0.00
Packging Materials	4,023.27
Raw Materials	9,108.14
Research Costs	81.46
Shipping, Freight & Delivery	1,696.85
Test Kitchen Supplies	187.16
Total Job Supplies & Materials	**15,096.88**
Legal & Professional Services	0.00
Legal	3,345.45
Total Legal & Professional Services	**3,345.45**
Meals & Entertainment	2,168.23
Office Supplies & Software	68.83
Software Expense	119.88
Total Office Supplies & Software	**188.71**
Parking & Tolls	4.00
Taxes & Licenses	100.00
Travel	0.00
Car Rental	0.00
Total Travel	**0.00**
Total Expenses	**$25,632.34**
NET OPERATING INCOME	**$ -8,854.04**
NET INCOME	**$ -8,854.04**

Herb & Olive

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	3,985.00
Total Bank Accounts	**$3,985.00**
Other Current Assets	
Inventory Asset	0.00
Raw & Packaging Materials	5,652.50
Total Inventory Asset	**5,652.50**
Total Other Current Assets	**$5,652.50**
Total Current Assets	**$9,637.50**
Other Assets	
Accumulated Depreciation	-330.00
Business Setup Fees	7,565.10
Trademark Fees	350.00
Total Other Assets	**$7,585.10**
TOTAL ASSETS	**$17,222.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Personal	30,644.54
Total Credit Cards	**$30,644.54**
Total Current Liabilities	**$30,644.54**
Long-Term Liabilities	
Loan to/from Owner	1,000.00
Total Long-Term Liabilities	**$1,000.00**
Total Liabilities	**$31,644.54**
Equity	
Owner's Investment	10,000.00
Retained Earnings	0.00
Net Income	-24,421.94
Total Equity	**$ -14,421.94**
TOTAL LIABILITIES AND EQUITY	**$17,222.60**

Herb & Olive

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	11,403.38
Total Bank Accounts	**$11,403.38**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Raw & Packaging Materials	5,652.50
Total Inventory Asset	**5,652.50**
Total Other Current Assets	**$5,652.50**
Total Current Assets	**$17,055.88**
Other Assets	
Accumulated Depreciation	-1,122.00
Business Setup Fees	7,565.10
Trademark Fees	350.00
Total Other Assets	**$6,793.10**
TOTAL ASSETS	**$23,848.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Card	1,345.37
Personal	38,944.54
Total Credit Cards	**$40,289.91**
Total Current Liabilities	**$40,289.91**
Long-Term Liabilities	
Loan to/from Owner	14,333.55
Partner Payout	-7,500.00
Total Loan to/from Owner	**6,833.55**
Total Long-Term Liabilities	**$6,833.55**
Total Liabilities	**$47,123.46**
Equity	
Owner's Investment	10,000.00
Retained Earnings	-24,421.94
Net Income	-8,852.54
Total Equity	**$ -23,274.48**
TOTAL LIABILITIES AND EQUITY	**$23,848.98**

Herb & Olive

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-24,421.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset:Raw & Packaging Materials	-5,652.50
Accumulated Depreciation	330.00
Personal	30,644.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**25,322.04**
Net cash provided by operating activities	**$900.10**
INVESTING ACTIVITIES	
Business Setup Fees	-7,565.10
Trademark Fees	-350.00
Net cash provided by investing activities	**$ -7,915.10**
FINANCING ACTIVITIES	
Loan to/from Owner	1,000.00
Owner's Investment	10,000.00
Net cash provided by financing activities	**$11,000.00**
NET CASH INCREASE FOR PERIOD	**$3,985.00**
CASH AT END OF PERIOD	**$3,985.00**

Herb & Olive

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,852.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Accumulated Depreciation	792.00
Chase Ink Card	1,345.37
Personal	8,300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,437.37**
Net cash provided by operating activities	**$1,584.83**
FINANCING ACTIVITIES	
Loan to/from Owner	13,333.55
Loan to/from Owner:Partner Payout	-7,500.00
Net cash provided by financing activities	**$5,833.55**
NET CASH INCREASE FOR PERIOD	**$7,418.38**
Cash at beginning of period	3,985.00
CASH AT END OF PERIOD	**$11,403.38**

	Members' Contribution				Retained Earnings				Total Members' Equity
Balance at 12/31/2018	**$**	**-**				$	-	**$**	**-**
Increase In Contributions	$	10,141	$	-	$	-		$	10,141.06
Net Income					$	(22,886)		$	(22,886)
Balance at 12/31/2019	$	10,141	$	-	$	(22,886)	$ -	$	(12,744.94)
Increase In Contributions		0.00	$	-		0.00	$ -	**$**	**-**
Net Income					$	(8,854)		$	(8,854)
Balance at 12/31/2020	$	10,141	$	-	$	(31,740.04)	$ -	**$**	**(21,598.98)**

EXHIBIT B

Company Summary



Company: Herb & Olive

Market: Consumer packaged goods

Product: Specialty organic extra virgin olive oil

Company Highlights

- Product has been sold in 30+ retail stores in the U.S and Canada
- Featured in the well-renowned design blog, The Dieline in October 2021[i] and in GQ in December 2021[ii]
- Featured on Instagram accounts @bestofpackaging (127+ followers)[iii] and @branding.source (249k+ followers),[iv] and The Dieline (170k followers)[v]
- Product is sold on online retailers like Mayple,[vi] Bulletin,[vii] and Faire[viii]

WHY IT'S INTERESTING

The consumer-packaged goods market is a multi-hundred billion dollar industry that is undergoing significant changes. The modern consumer is demanding healthier, unique brands that are increasingly digitally native.[ix] One such segment of the CPG industry that has been growing is the $13+ billion dollar olive oil market. Growth is being driven by the recognition of the oil's numerous health benefits.[x]

Founder David Zimmerman started Herb & Olive to solve a personal pain point. Zimmerman immersed himself into studying food and ingredients after being diagnosed with Crohn's Disease. The result is Herb & Olive, a sustainable olive oil brand that has been featured in major outlets like GQ, as recently as December 2021.[xi] The brand is targeting a demographic that cares about sustainability, the environment, personal wellness, and aesthetically beautiful products. In pursuit of that customer and continued growth, the company has secured placement in well-known online wholesale retailers like Faire, [xii] Bulletin, [xiii] and Mayple.[xiv]

EXECUTIVE SNAPSHOT

California-based Herb & Olive is committed to creating sustainable, high-quality specialty olive oils. The company's ethos from the start has been to source only the finest ingredients, as its founder, David Zimmerman has developed an intimate understanding of food ingredients managing his Crohn's Disease. After experimenting with different food routines and ingredients, Herb & Olive was born.

The company now offers SKUs for consumers that appreciate a sustainable, high-quality brand. All of Herb & Olive's organic olive oil products are designed to be versatile, delicious, and packed with healthy polyphenols (super antioxidants for the body). The products are available through Herb & Olive's website, select online retails, and in a physical retail footprint that is throughout 30+ stores in the U.S. and Canada.





EXTRA VIRGIN
OLIVE OIL

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

- $250 - Organic Extra Virgin Olive Oil - 100ml (mini bottle)
- $500 - Organic Extra Virgin Olive Oil - 400ml (full-size bottle)
- $1,000 - Herb & Olive Organic Extra Virgin Olive Oil - 400ml + 100ml CBD Extra Virgin Olive Oil
- $3,000 - Herb & Olive Organic Extra Virgin Olive Oil - 400ml + 100ml Organic Extra Virgin Olive Oil + CBD Extra Virgin Olive Oil

COMPANY SUMMARY

Opportunity

The consumer wellness industry is expected to expand rapidly between 2020 and 2024, with forecasted growth of almost $1.3 trillion.[xv] Consumers are increasingly incorporating wellness values into their lives in unique, intentional ways as more of consumers' behavior is being driven by the pursuit of activities that promote physical and mental well-being.[xvi] Cannabis and CBD-infused products are one such market segment that many industry experts are pointing to as having the potential to be widely adopted by wellness-focused consumers.[xvii]

In 2018, the U.S. Farm Bill removed hemp (from which cannabidiol [CBD] is derived) from the definition of "marijuana" in the Controlled Substances Act, facilitating legal cultivation of hemp as an agricultural product.[xviii] According to a 2018 article in the Harvard Health Blog, CBD is commonly used to address various health issues, including anxiety, insomnia, and chronic pain.[xix] Due to an increase in consumer interest, companies began bringing CBD-based products, such as CBD-infused oils and drops, to market to meet growing demand.[xx]



Herb & Olive is a consumer goods company that produces high-quality, certified organic specialty olive oil, one product infused with CBD and one without. The company is targeting wellness-conscious consumers who care about sustainability and the environment. Additionally, their ideal consumer appreciates a well-designed and aesthetically pleasing product. To date, Herb & Olive has focused on reaching these consumers directly through their website, through notable e-commerce platforms like Mayple, Faire, and Bulletin,[xxi] and in retail locations in cities like Los Angeles, New York, and Philadelphia. With the proceeds of this round, the company is looking to invest in additional contract hires, bulk ordering on raw materials/ ingredients, bringing on a photography and marketing collective, and building out a potential living/workspace where they can host content creation events with their specialty olive oils.



Product

All of Herb & Olive's products are designed with sustainability at the forefront. The company works with small family farms in Northern California and Northern Oregon to source the organic extra virgin olive oil and organic whole hemp full spectrum CBD. Herb & Olive prefers to work with farmers who care as much about taking care of the land as they do the final product. Additionally, the company's product packaging can be recycled, composted, and/or should biodegrade.





Product Family

Herb & Olive currently has four SKUs across categories with plans to expand with more olive oil varieties and CBD therapeutics in the future.



Extra Virgin CBD Olive Oil

- Organic Extra Virgin Olive Oil (EVOO)+
- Organic and regenerative farmed full spectrum CBD
- 240 ml and 100ml bottles



Organic EVOO

- Certified organic
- Grown on a small family farm in Northern California
- 100% Arbequina olives
- 400 ml and 100 ml bottles



Use of Proceeds





Use of Proceeds: Minimum Raised ($50k)
$2,500
$47,500
Intermediary Fees
General Working Capital

Use of Proceeds: Maximum Raised ($250K)
$12,500.00
$87,500.00
$62,500.00
$37,500.00
$37,500.00
Intermediary Fees
Hiring/Employees
Bulk Ordering
Marketing
Live/Work Space

Hiring/Employees	Bulk Ordering	Marketing
Herb & Olive intends to use a portion of funds towards part-timing hiring expenses for functions like social media, photography, designer, content, and more.	The company is aiming to spend a piece of this round towards purchasing raw ingredients in bulk and packaging (olive oil, hemp CBD, glass, labels, caps, cap seals, etc.).	Herb & Olive plans to allocate funds toward advertisements for its olive oil on social media platforms, Etsy, Amazon, etc., in addition to potential promotional events.

Intermediary Fees	Live/Work Space
The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.	This space would have space to hold inventory, as well as an aesthetically pleasing kitchen space for photoshoots, Instagram content, and chef recipe testing.

Product Roadmap

Over the next few quarters, Herb & Olive has goals it aims to achieve:

Q1 2022	Q2 2022	Q3 2022
Relaunching the CBD EVOO with an official certified organic stamp and a new size (100ml)	Create custom molds for the company's glass bottles and bar tops in the aims of lower manufacturing costs by going directly to the manufacturer, rather than using a broker	Scale brand into larger specialty grocers in the northeast U.S., with help from the wholesale distributor



Business Model

Herb & Olive sells directly to consumers or through third-party retailers. Direct-to-consumer sales represent the majority of the company's revenue and are also higher margin transactions (typically between 64% and 75%). For sales made through wholesale, the company targets partnering with retailers in locations that are aesthetically pleasing and sustainably focused, as Herb & Olive believes these will be the best outlets to reach its target consumer. Pricing for the company's products are as follows:

Product	Wholesale	Retail
Organic Extra Virgin Olive Oil (100ml)	$9	$15
Organic Extra Virgin Olive Oil (400ml)	$23	$36
Organic Extra Virgin Olive Oil (100mg CBD)	$18	$25
Organic Extra Virgin Olive Oil (240mg CBD)	$35	$49

USER TRACTION

Online Distributors

Herb & Olive is also sold on Faire, the online wholesale marketplace reportedly valued at $12.4 billion,[xxii] and Bulletin, the Kleiner Perkins-backed wholesale marketplace that enables brands to access physical retail.[xxiii]

Herb & Olive has been featured on multiple online platforms, where consumers can purchase its product. On Mayple, the company is one of thirteen brands sold on the platform. Mayple seeks out brands from around the world and prefers brands "with better ingredients, healthier alternatives, aesthetic design, and a focus on sustainability."[xxiv]





Retail

Herb & Olive's products have been featured in 30+ stores throughout the U.S. and Canada, in major cities like Los Angeles, New York City, and Philadelphia.



Broome Street General Store
Los Angeles
Confidants
Oakland
Root
Fresno
Flask & Field
Los Angeles
Wyldbunch
Los Angeles
Botanica
Arizona
Basic Goods
Iowa City
Yowie
Philadelphia
Sounds
Brooklyn
Grants Gifts
New Jersey
Slate
Martha's Vineyard
Pop Up Grocer
Featured in NYC

Media

Herb & Olive has been featured in media outlets like Courier Magazine[xxv] and GQ.[xxvi]















STORIES OF MODERN BUSINESS
APR/MAY 2021
ISSUE 40
Courier
START A FOOD & DRINK BUSINESS
Open a local grocery store
Challenge big food brands
Get into microgreens
Luxury fruit
Natural wine
Indigenous eats
Ramen reinvented
...and more!
Edouard Massih of Edy's Grocer in New York.
Outdoor gear • A portrait of Coco and Breezy • The story of Polaroid
• Build a following • Snacks for sleeping • A day out in Kyoto

OTA

Owing to their reliably sunny climates, Spain, Greece, Italy, Turkey and Morocco have historically been the largest producers of olive oil. However, most small-scale businesses in these markets have, until now, been part of bigger supply chains, exported around the world under other brand names. But some limited-batch producers are changing the game. Brands are increasingly playing on storytelling about their heritage and origins, bringing attention to the unique challenges of maintaining olive groves in particular regions.

Italian family-owned oil production business Ota celebrates the biodiversity of insects on its groves through its labels and places quality before quantity. 'Limited production allows us to take care of every single olive tree,' managers and siblings Urška and Ilija Ota point out. 'But small businesses often price their oils low because consumers are showing a willingness to research the sensitivity of olive oil production.'

ORACLE OIL

After getting her olive oil sommelier certificate in New York City, Cristiana Sadigianis launched Oracle Oil in 2019, based in the Laconia region of Greece. Oracle produces limited, seasonal editions, complete with date stamps that ensure maximum freshness – something that she wasn't seeing in mainstream grocery stores. 'We strive to make an oil with incredibly low acidity, packaged in a UV-coated bottle to ensure that light can't alter the integrity of the oil,' she says.

FAT GOLD

A lot of new businesses in the US, such as Fat Gold, are producing in small batches because they don't yet have the capacity to grow and maintain large olive groves. 'More consumers now care about quality standards and "decommodifying" the product,' says Robin Sloan, who founded Fat Gold in Oakland with his partner Kathryn Tomajan.

HERB & OLIVE

Herb & Olive's extra-virgin olive oil blends oil from family-owned organic farms in northern California with regeneratively farmed full-spectrum hemp CBD from Oregon, to be used on anything – from bread dipping to sautéed veggies. 'The flavour profile of many store-bought olive oils is very different from a cold-press, single-origin olive oil that is packed at peak ripeness,' says founder David Zimmerman, 'but people need to first be open to trying something that is a little more expensive.'

PRMRY

Fat Gold works closely with PRMRY, which launched in February 2020 with two olive oil offerings: one to enhance food, and another to transform it. 'Olive oil can be so much more than something you cook with,' says founder Erin Ridley. 'Our brand encourages people to buy better, and drive production standards up across the board.'

OLIVE OIL

In 2020, olive oil consumption outstripped production for the first time ever. Smaller producers are enjoying a sustained demand for single-origin oils. But, despite around half of all olive oils on the market being labelled extra-virgin, less than 10% meet the correct specifications. The rest have been blended, diluted or adulterated with vegetable, soybean and canola oils in an attempt to up the price. It's an ongoing issue that is monitored by the International Olive Council where possible. Health- and climate-conscious consumers are putting brands under scrutiny as a result, demanding information about sourcing, production processes and supply chains.

46 | BRIEFINGS

38 Ingenious Stocking Stuffer Ideas for Men

Keep up with more GQ-vetted-and-approved gift guides by signing up for the GQ Recommends newsletter.

6/38

Herb and Olive mini virgin olive oil

For little drizzles on-the-go.

$14 at Yowie



And in The Dieline[xxvii] and Thingtesting.[xxviii]





DIELINE

Home Community Popular Jobs Award Winners Watch

FOOD PACKAGING

Herb & Olive Is Founded By David Zimmerman, A Man Of Many Talents

by Chloe Gordon on 10/15/2021 | 2 Minute Read

Not only is David Zimmerman a hip-hop artist and poet, but he's also the founder of Herb & Olive, an organic extra virgin olive oil that's grown on a family farm in Northern California. Not only does the brand use high-quality ingredients and organically sourced ingredients, but the packaging is a graphical dream. Almost reminiscent of vintage album covers, perfect for the founder's background, the illustrations on the packaging for these oils are sublime, reflective, and a true force of nature. With an exciting back story for the founder, it only makes sense that this oil would disrupt the overcrowded olive oil market, and these do just that.

•THINGTESTING

Directory Stories Reviews Best of

Direct-to-consumer brands want olive oil to have its moment, too

Brands say their olive oils are better for farmers and better for your taste buds.

Sarah Drumm
Editor • January 5, 2022

Why is indie olive oil so expensive?
Better quality oil does, of course, come with an inflated price tag. At £17.50 ($23.70) a pop, a bottle of Citizens of Soil's signature EVOO is more than many people would spend on a bottle of wine for the dinner table. Brightland charges $74 for a bundle containing its two signature oils, while Wonder Valley's petite 375ml bottles cost $36.

Vachon says the reason olive oil becomes more expensive when the focus is shifted from slapping a brand on a commodity product to building relationships with specific farms is simple: "It's a lot of effort to produce."

Rather than looking to industry benchmark prices when dealing with farmers, as brands purchasing in mass-market volumes will, Vachon says Citizens of Soils pays "more than double the market rate."

This relationship means the brand can encourage the farmers it works with to harvest the fruit earlier, when the extracted oil is at its best in terms of taste and nutrition (but yields are lower). Onsuri's most expensive oil — a £70 ($95) 100ml bottle — is made using ultra-early harvest olives.

"Olive oil is late to the party than other staples like coffee, chocolate or wine," Vachon says, adding that few consumers are aware of how olive oil is made or what makes a good or bad oil. "There's a lot of education we've gone through in other supply chains, but it hasn't hit olive oil yet."

Herb & Olive
Herb & Olive makes high quality, organic extra virgin olive oil sourced in Northern California, featuring whole hemp CBD.

Write a review | Want to test | Tested

Yiayia and Friends
Yiayia and Friends re-imagines high quality food products and culinary design objects by revisiting traditional Greek roots.

Write a review | Want to test | Tested

Herb & Olive has been featured on Instagram accounts like @thingtesting (62k+ followers)[xxix] @bestofpackaging (currently has 127k+ followers)[xxx] and @branding.source (currently has 249k+ followers).[xxxi]





branding.source
544 Posts
103K Followers
439 Following
Branding Design
Community
Sharing the best branding
Want to be featured, DM for detail
Followed by dopelybranding, onpackaging and 5 others
Following
Message
Email
bestofpackaging
1,131 Posts
111K Followers
506 Following
We love sharing packaging design
• Curated by @mat_buckets
• Submit your work using #bestofpackaging + DM
• Lancashire, UK + worldwide
www.bucketsandspadesblog.com
Followed by pentawards, dzimm333 and 11 others
Following
Message
Just In
The Best
Office Tour

HERB & OLIVE
BROOKLYN BILTONG
NATURAL WINE FOR THE PEOPLE
SAP SUCKER
BEAUTY + SELF
CATALOG
Hilma

HISTORICAL FINANCIALS


Since inception, the company has generated about $37,697 in revenue. Q4 2021 has been the highest quarter for revenue yet, with $8,227 in revenue. The company attributes that growth to seasonality and gift giving use cases. In 2021 supply chain issues related to its glass packaging has delayed shipments.



Through December, the company has incurred about $30,200 in total expenses. In 2020, the company incurred just over $25,000 in total expenses. The company was incorporated in 2019 and incurred $26,000 in expenses, as there were many business launch costs (legal fees, supplies, etc.)





Through December, the company has sustained a net operating loss of $21,564. In 2020, the company sustained a net loss of $11,612, much lower than its net loss of $22,883 in 2019. In 2021, the company had an average burn rate of about $2,400 per month. As of November 2021, the company had ~$20,000 in cash assets.



INDUSTRY AND MARKET ANALYSIS

According to McKinsey & Company, the total Consumer Packaged Goods (CPG) market generated total sales of $593 billion in 2016 in the U.S. In 2020, the CPG sales were a total of $654.6 billion. Specifically, packaged food sales were $357 billion in 2016 and $390.4 billion in 2020 in the U.S. The CPG leading brands have remained largely unchanged over forty years due to competitive strategies and practices such as forming exclusive partnerships with grocers in order to eliminate smaller competitors. The growth of the old CPG industry has been diminishing in the last decade. From 2000 to 2009, the economic profits increased by 10.4% per year, while from 2010 to 2019, these values dropped to only 3.2% per year. Currently, the CPG industry is going through changes caused by disruptive trends such as the emergence of a new generation's demands for healthier, unique brands, a shift to digital marketing, and the emphasis of the prior two factors by the COVID-19 pandemic.[xxxii]

Although the CPG industry has been in decline in recent years, olive oil specifically has had steadily increasing production and sales. In the 2019/20 crop year, there was a 3.4% increase in consumption of olive oil for member countries of the International Olive Council, and an 11.4% increase for non-member countries.[xxxiii] The olive oil market is experiencing robust growth. In 2019, the global olive oil market size was $13.03 billion and projected to be $16.64 billion in 2027 (CAGR of 3.2%). The main reasons driving the growth of the olive oil industry are the spread of exotic natural cuisines throughout the globe and the recognition for the oil's numerous health benefits. However, the high costs of olive oil encourage consumers to seek lower-cost replacements such as sunflower oil, canola oil, and coconut oil.[xxxiv] Globally, in the 2020/21 crop year, the U.S. imported 33% of total olive oil imported followed by the EU with 21%, Brazil with 9%, Japan with 6%, and Canada with 5%. International Olive Council member countries produced 93.4% of the world's total olive oil production.[xxxv]


Extra olive oil has been associated with many health benefits, like:[xxxvi]

- Rich in health monounsaturated fats
- Contains large amounts of antioxidants
- Anti-inflammatory properties
- May reduce heart disease risk
- Does not appear to increase likelihood of weight gain or obesity
- May reduce Type 2 Diabetes risk
- May help treat rheumatoid arthritis
- Has antibacterial properties

According to research insights by IBM in association with the National Retail Federation, six in ten consumers would change their selection of items in order to reduce environmental impact. In addition, for the consumers who really value sustainability, 70% would pay a 35% premium for brands that are environmentally responsible.[xxxvii] A 2020 study on consumer perceptions of sustainability in regard to local extra virgin olive oil concluded that the information exchange between the producers and the consumers is linked to the perception, inferring the producer's ability to elevate consumer perceptions of sustainable sources.[xxxviii]

Market Data Forecast found that the global cannabidiol (CBD) market was expected to be valued at about $11.4 billion in 2021 and anticipates a compound annual growth rate (CAGR) of 22.2% from 2021 to 2026. The market is evolving quickly due to its expansive application areas like food, beauty, and pharmaceuticals. Consumers are utilizing CBD products in a myriad of ways; however, health and wellness are two of the main goals of individuals who utilize CBD-infused products.[xxxix]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xl] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xli] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xlii] According to a 2018 article in the Harvard Health Blog, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The author notes that the strongest scientific evidence for CBD's treatment of health issues could be its perceived effectiveness in fighting childhood epilepsy syndromes such as Dravet syndrome and Lennox-Gastaut syndrome (LGS).[xliii]

Herb & Olive competes in the broader food products category. Highlights from venture capital financing in food products companies from 2010 to 2020 include:[xliv]

- Capital invested reached a 10-year high in 2020 with $8.46 billion invested during the year, a 47% increase from 2019
- Deal count peaked in 2019, with 1,372 total deals
- From 2010-2020, there just over $33 billion invested in food products companies across 9,463 total deals



MicroVentures



Capital invested and Deal Count in Food Products Companies, 2010-2020

Source: PitchBook Data, Inc.

COMPETITORS

Brightland: Founded in 2018, Brightland is an olive oil and vinegar company operating on an online platform located in California. The flagship olive oil set, The Duo, consists of their Alive and Awake oils, is promoted for potential health benefits, and is sold through the company's official website. In addition to the Duo, Brightland also released flavored variants of their olive oils such as the garlic flavored Rosette.

Wonder Valley: Behind Wonder Valley, a California based company, is a husband-and-wife team, who aims to combine quality olive oil with exquisite branding and fashion. The brand sells their flagship olive oils, olive-based skin care oils, and merchandise through online orders and deliveries across the U.S. Wonder Valley has not disclosed raising any external capital.

Potli: Potli is a California-based company founded in 2018, focused around producing cannabis-infused foods that uphold the value of plant-based wellness and self-care. Potli's flagship product, honey, the competing product Extra Vibrant Olive Oil, and the latest shrimp chips are distributed exclusively through partnerships with local California dispensaries.



Olive Grove: Established in Minnesota in 2009, Olive Grove Olive Oil Company's mission is to bring the authentic European experience through shopping and local retail of fresh quality extra virgin olive oil. The company sells its products online and through wholesale partnerships. Other than the flagship olive oil, Olive Grove also offers numerous seasoning products and bath and body products.

EXECUTIVE TEAM



David Zimmerman, Founder and President: David Zimmerman founded Herb & Olive on the ethos of sourcing only the finest ingredients, because he wanted to create a product that he would ingest himself. Zimmerman overcame a debilitating Crohn's diagnosis through use of CBD products and many other natural remedies, which has inspired his work at Herb & Olive today. Before founding the company, he worked at BCG Digital Ventures for four years as a senior product manager. While there, he managed numerous teams (5-15 people) to define and build products for Fortune 500 companies across a wide variety of industries. Prior to that, he led Business Development at Yeti and At the Pool, both social discovery technology companies. He started his career at the University of Denver, in a Marketing Director role at the Entrepreneurship Society.




PAST FINANCING

To date, Herb & Olive has not raised any external capital.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $1.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred ownership interests at a price based on the lower of (A) a 20% discount to the price per ownership interest for preferred ownership interests by investors in the Qualified Equity Financing or (B) the price per ownership interest paid on a $1.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.



GQ: 38 Ingenious Stocking Stuffer Ideas for Men
The Dieline: Herb & Olive Is Founded By David Zimmerman, A Man Of Many Talents
Thingesting: Direct-to-Consumer Brands Want Olive Oil to Have its Moment, too
Shoutout LA: Meet David Zimmerman | Hip Hop Artist, Poet, Founder of Herb & Olive
The Chalkboard: The 7 Coolest New Wellness Brands Of 2020 So Far

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.

There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://thedieline.com/blog/2021/10/15/david-zimmerman-is-a-hip-hop-artist-poet-founder-of-herb--olive

[ii] https://www.gq.com/gallery/best-stocking-stuffers-for-men

[iii] https://www.instagram.com/bestofpackaging/?hl=en

[iv] https://www.instagram.com/branding.source/?hl=en

[v] https://www.instagram.com/thedieline/?hl=en

[vi] https://www.shopmayple.com/products/herb-olive-organic-extra-virgin-olive-oil-400ml

[vii] https://bulletin.co/brands/herb---olive?page=1&sortBy=created_at_asc

[viii] https://www.faire.com/brand/b_9bhpghiurv

[ix] https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/what-got-us-here-wont-get-us-there-a-new-model-for-the-consumer-goods-industry

[x] https://www.fortunebusinessinsights.com/industry-reports/olive-oil-market-101455

[xi] https://www.gq.com/gallery/best-stocking-stuffers-for-men

[xii] https://www.faire.com/brand/b_9bhpghiurv

[xiii] https://bulletin.co/brands/herb---olive?page=1&sortBy=created_at_asc

[xiv] https://www.shopmayple.com/products/herb-olive-organic-extra-virgin-olive-oil-400ml

[xv] https://www.businesswire.com/news/home/20200211005646/en/Global-Health-Wellness-Market-2020-2024-Increasing-Incidences

[xvi] https://www.fastcompany.com/90247896/these-10-market-trends-turned-wellness-into-a-4-2-trillion-global-industry

[xvii] https://born2invest.com/articles/cannabis-companies-130b-wellness-market/

[xviii] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[xix] https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

[xx] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[xxi] https://bulletin.co/brands/herb---olive?page=1&sortBy=created_at_asc



xxii https://news.faire.com/2021/11/16/announcing-400-million-in-series-g/

xxiii https://www.prnewswire.com/news-releases/bulletin-raises-7m-in-series-a-financing-to-help-brands-expand-offline-distribution-300884561.html

xxiv https://www.shopmayple.com/

xxv https://thedieline.com/blog/2021/10/15/david-zimmerman-is-a-hip-hop-artist-poet-founder-of-herb--olive

xxvi https://www.gq.com/gallery/best-stocking-stuffers-for-men

xxvii https://thedieline.com/blog/2021/10/15/david-zimmerman-is-a-hip-hop-artist-poet-founder-of-herb--olive

xxviii https://thingtesting.com/stories/olive-oil

xxix https://www.instagram.com/thingtesting/?hl=en

xxx https://www.instagram.com/bestofpackaging/?hl=en

xxxi https://www.instagram.com/branding.source/?hl=en

xxxii https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/what-got-us-here-wont-get-us-there-a-new-model-for-the-consumer-goods-industry

xxxiii https://www.internationaloliveoil.org/worlds-olive-oil-production-has-tripled/

xxxiv https://www.fortunebusinessinsights.com/industry-reports/olive-oil-market-101455

xxxv https://www.internationaloliveoil.org/2020-21-crop-year-production-down-consumption-up/

xxxvi https://www.healthline.com/nutrition/11-proven-benefits-of-olive-oil#TOC_TITLE_HDR_13

xxxvii https://www.ibm.com/downloads/cas/EXK4XKX8#:~:text=Nearly%20six%20in%2010%20consumers,sustainability%20is%20important%20for%20them

xxxviii https://www.mdpi.com/2071-1050/12/3/920

xxxix https://www.marketdataforecast.com/market-reports/CBD-oil-market

xl https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xli https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xlii http://fortune.com/2018/12/21/hemp-federal-farm-bill/

xliii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

xliv Pitchbook Data, Inc.; Downloaded on March 24, 2021

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Herb & Olive LLC
14495 Fosberg Road
Lake Oswego, OR 97035

Ladies and Gentlemen:

The undersigned understands that Herb & Olive LLC, a limited liability company organized under the laws of Oregon (the "Company"), is offering up to $250,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated January 20, 2022 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on June 6, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

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Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Oregon, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The

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undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof

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which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	14495 Fosberg Road, Lake Oswego, OR 97035 Attention: David Zimmerman
with a copy to:	U.S. Law Group 427 N. Canon Drive, Suite 206 Beverly Hills, CA 90210 Attention: Usman Shaikh
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Herb & Olive LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

Herb & Olive, LLC

CROWD NOTE

FOR VALUE RECEIVED, Herb & Olive LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1,500,000.

The "**Discount**" is 20%.

The "**Offering Deadline**" is June 6, 2022.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, the Company's preferred membership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for membership interests, (ii) exercise of all outstanding options and warrants to purchase membership interests, and, in the case of Section 1(b), (iii) the membership interests reserved or authorized for issuance under the Company's existing membership interest option plan or any membership interest option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's preferred membership interests that is identical in all respects to the preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred

Membership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

      ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Interests pursuant to the following:

      i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

      ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

      i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

          A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

          B. Obtaining the Corporate Transaction Payment.

      ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any membership interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.


EXTRA VIRGIN
OLIVE OIL
EXTRA VIRGIN OLIVE OIL + FULL SPECTRUM CBD
HERB&OLIVE
FULL SPECTRUM HEMP CBD SOFT GELS
HERB&OLIVE
FULL SPECTRUM HEMP CBD SOFT GELS

The base of all Herb & Olive products begins with California's finest organic extra virgin olive oil.

Our infused products use regeneratively farmed, whole hemp CBD from Oregon.



Organic Extra Virgin Olive Oil

Our Olive oil is made from 100% arbequina olives, grown on a family farm organically in Northern California. The 2020 November harvest has polyphenols (super antioxidants), which creates a well balanced, bright, peppery, and buttery flavor profile.

HERB&OLIVE™







Organic Whole Plant CBD

We use organic, regeneratively farmed, whole hemp CBD from Northern Oregon.

We never use chemicals or harsh solvents when extracting our hemp, just slow extraction with organic MCT and a little bit of heat.

HERB&OLIVE™







Sustainability has been in our ethos from the start.

We don't cut corners, we put in the extra work from the farms we work with to the materials we use.

We look at every product decision from the lens of sustainability, no matter what.

We work with small family farms that care as much about taking care of the land, as they do the final product.

All of our packaging is either recycled, compostable and/or biodegradable.

We never use chemicals or harsh solvents during the extraction of our raw ingredients, whereas most CBD companies use industrialized hemp that's extracted with either ethanol or CO2.

Consumers care about the goods they purchase, sustainability is important[1]



Sustainably-marketed products...

○— Drove more than **half of all growth** across CPGs in past five years[1]

○— Across categories are **growing market share 7x times faster** than their conventional counterparts[2]

HERB & OLIVE™

1. *https://www.foodnavigator-usa.com/Article/2020/07/23/Sustainably-marketed-products-drove-more-than-half-of-all-growth-across-CPGs-in-past-five-years#*
2. *https://www.stern.nyu.edu/sites/default/files/assets/documents/NYU%20Stern%20CSB%20Sustainable%20Market%20Share%20Index%202020.pdf*

Sustainable brands are becoming the norm.
Herb & Olive aims to be ahead of the curve.

Sustainability-marketed products delivered
54% of market growth from 2015–2019 while
representing 16.1% of the CPG market in
dollar sales in 2019.[1]

HERB & OLIVE™

1. https://www.stern.nyu.edu/sites/default/files/assets/documents/NYU%20Stern%20CSB%20Sustainable%20Market%20Share%20Index%202020.pdf

Founder Story

Our founder David overcame a chronic disease using CBD to get off western medication.

Herb & Olive was founded on the ethos of sourcing only the finest ingredients, because he wanted to create a product that he would ingest himself. David overcame a debilitating Crohn's diagnosis through use of CBD products and many other natural remedies.

He's been off medication for over two years now, and still uses CBD frequently.

- David previously co-founded multiple technology startups.
- He worked as a product manager at BCG Digital Ventures for 4 years.
- There, he lead teams on many product launches for Fortune 500 companies.
- David honed in his entrepreneurial skills, which gave him confidence to jump ship and start his own venture.

HERB&OLIVE™



Product Family





Extra Virgin CBD Olive Oil Is:

- Organic Extra Virgin Olive Oil (EVOO)+
- Organic and regenerative farmed full spectrum CBD.
- 8oz (237ml) / 3.4oz (100ml)

Organic EVOO is:

- Certified Organic
- Grown on a small family farm in Northern California
- 100% Arbequina olives
- 13.5oz (400ml) / 3.4oz (100ml)

HERB&OLIVE™

Our target customers

Mac and Mattie the Millennials

- Wellness conscious
- Cares about sustainability and the environment
- Loves "instagrammable" products
- Tastemakers in their circle
- Content creators
- Disposable income ($70k+)
- Foodies
- Clean living
- All about aesthetics



HERB&OLIVE™



David Zimmerman
Founder of Herb & Olive

Web: herb–olive.com

IG: @herb.olive

HERB&OLIVE™

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Hi, my name is David Zimmerman, founder of Herb & Olive. I started this company after a 4-year stint as a product manager at Boston Consulting Group in their digital division. At BCG, I helped define, develop, and scale multimillion dollar companies for fortune 500 brands. I worked in a myriad of industries, including consumer packaged goods, healthcare, pharmaceuticals, insurance, storage, real estate, and a lot more. With the skills I learned and honed at BCG, I decided it was time to start a venture of my own. After experiencing a debilitating diagnosis of Crohn's Disease for over a year, I made it my life's goal to get off medication and only use natural remedies to overcome this.

Through trial and error and sheer determination, I was able to do just that, and am now healthier than I've ever been, without any symptoms. This health journey was what sparked my interest in natural healing and CBD. I believe that CBD and fatty oils (specifically olive oil) were integral to the healing of my intestines and overall gut health. I firmly believe that there is so much wrong with our food system in this country, and I wanted to make products that had the utmost of integrity, are great to use on a daily basis and are healthy for the body and mind. After much research, I discovered the harmonious combination of CBD and olive oil that were beneficial for me, and I haven't looked back since.

This industry is super exciting, because I see olive oil taking a very similar trajectory to where coffee was about five years ago. Consumers are much more health conscientious than ever before and are starting to ask the right questions about where their food is sourced from.

I researched the food production system in the US, how our bodies process foods and how diets and environment can affect our bodies and mind in positive and negative ways. I spent hours every day researching, determined to find a way to heal myself naturally. My goal in starting this brand was to help share some of the information that I have learned with the public, so they can save some time (and money) and not have to go through everything that I went through. I will only create products that I personally stand behind and will ingest myself regularly.

I'm excited to share this opportunity with you to become a part of Herb & Olive. This brand is so much bigger than olive oil. This brand is a lifestyle. This brand stands for a paradigm shift. We want to empower people to maintain and manage health on their own. These ideals are the foundation that we believe will shape the future of health and wellness. Thank you.